Exhibit 99.1

SADIOLA SULPHIDE PROJECT - IAMGOLD CORPORATION (“IAMGOLD”)

MARCH 28, 2016

This document provides a summary overview of the findings disclosed in the technical report (the “Sadiola Report”) entitled “IAMGOLD Sadiola Sulphide Project (SSP) 2015 NI 43-101 Report, Mali” dated and effective March 15, 2016 prepared by G Mining Services Inc. and Snowden Mining Industry Consultants and authored by Philippe Gaultier, ing., MASc, Daniel Vallières, ing., Jérôme Girard, ing., P. Eng., Luc-Bernard Denoncourt, ing., Louis-Pierre Gignac, ing. and Mark Burnett, Pri. Sci. Nat. (400361/12).

Unless stated otherwise, the information in this document is based upon the Sadiola Report. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Sadiola Report which is available for review on SEDAR at www.sedar.com. The Sadiola Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada.

All amounts are expressed in US dollars, unless otherwise indicated.

i) Project Description, Location and Access

Location of the Project, Means of Access and Nature of Interest

The Sadiola mine consists of an open pit mining operation exploiting the Sadiola gold deposit, associated CIP processing plant, proposed updated plant, townsite and infrastructure at Sadiola, in the Republic of Mali, West Africa. The Sadiola mine area is located in the western part of Mali near the border with Senegal, approximately 77 kilometres south of Kayes, the regional capital and about 440 km northwest of the capital city of Bamako. The Sadiola mine is mined by La Société d’Exploitation des Mines d’Or de Sadiola S.A. (“SEMOS”), a joint venture company that holds the mining rights for gold, silver (and related substances) and platinoids for the mining permit area in Mali (the “Sadiola Mining Permit”) in which the Sadiola mine is located. The Sadiola Mining Permit covers an area of 302 square kilometres. The shareholders of SEMOS are IAMGOLD, which indirectly owns 41%, AngloGold Ashanti, which indirectly owns 41%, and the Government of Mali, which owns 18%. AngloGold Ashanti, through its wholly-owned subsidiary AngloGold Mali S.A., is the operator of the Sadiola mine.

Mali is a landlocked nation in West Africa. As such, Mali is dependent on its neighbors for ocean-borne inbound materials and supplies. The highway between Dakar, Senegal and Kayes is paved along the whole of its 836 km extent. The road between Bamako and Kayes is 506 km on a paved highway. Access to the Sadiola operation from Kayes is by an 80 km long, regional, compacted laterite surfaced, all-weather, single carriageway road. There is an airstrip at the Sadiola mine capable of handling light aircraft. Kayes is serviced by rail, road and air from Bamako and from Dakar. Bamako has an international airport with daily flights to many other West African and European destinations. Dakar is a major port of entry to Mali by sea and air.

In Mali, mineral resources are the property of the State. Malian mineral rights are governed by the Mining Act dated February 27, 2012 (the “Mining Act”). The Mining Act is complemented by the Mining Decree dated June 21, 2012.

A “license to operate”, or the operating permit, entitles the permit holder, within the limits of its scope and depth, the exclusive and indefinite right to prospect, undertake exploration and exploitation of mineral substance(s) found within the perimeter which is the subject of the permit. The operating permit is granted if the holder has fulfilled the obligations set out in the Mining Act, submitted a mining feasibility study, a community development plan (“CDP”), formulated in conjunction with the interested local communities as well as the local and regional authorities, and a mine closure plan. The CDP must be updated every two years.

The permit also grants its holder the right to undertake processing operations under Article 21, within the borders of Mali, and to market the saleable products. The holders of an operating license are free to export mining products.

The holder of the operating permit is required to begin exploitation within three years of issuance of the permit. This permit is granted by decree for a period of 30 years, and can be extended in 10-year increments until depletion.

Exploration activities are covered within this permit. The permit is a modification of all previous exploitation areas.

The existing Sadiola Mining Permit was issued on August 1, 1994 by the Minister of Mines, Energy and Water of Mali to AGEM Ltd. (“AGEM”), a wholly-owned subsidiary of IAMGOLD. SEMOS is bound by the original prospecting and exploitation agreement (including its subsequent legal modifications) entered into on April 15, 1990 between AGEM and the Mali Government, and the mining license is valid for the original mineral commodities until April 15, 2020. The identity number of the current exploitation area is “DECRET No 00-080/PM-RM DU 06 MARS 2000” and is a modification of all previous exploitation areas. The surface area is defined by “DECRET No 00-063/PM-RM DU 25 FEV 2000”. The existing Sadiola Mining Permit is for an initial term of 30 years, expiring in 2024, and may be extended by order of the Government of Mali if mining operations are ongoing.

Taxes, Royalties, Back-In Rights, Payments, Agreements and Encumbrances

Title holders must pay fixed fees for the grant, assignment, transfer and renewal of mining titles, as well as annual surface rights. The value of the fees is provided in the mining regulation, as adjusted by the administration in charge of mines in Mali.

All general taxes and exemptions for holders of operating permits are applicable as identified in Mali legislation. Without limitation, they include gross revenue taxes, advalorem taxes, corporate taxes, customs and duties, labour and social security taxes, patent taxes, withholding taxes and value added taxes

Income taxes are calculated in accordance with the mining convention between SEMOS and the Malian Government. A five-year tax exemption period from Year 3 to Year 7 was applied to the model according to an agreement with the Malian Government. The income tax rate is 30%.

Royalty payable to Government of Mali is comprised of two elements: CPS (contribution for service delivery) and advalorem. Both are calculated at 3% on revenue respectively.

ii) History

Sadiola was identified as a favorable exploration area based upon the widespread evidence of artisanal gold workings and small scale mining by local inhabitants. Written records of mining at Sadiola reportedly date back 250 years, and the extent of the historical works suggests that mining may date back more than 1,000 years.

From October 1987 to August 1989, a large regional geochemical survey, known as Mali Ouest 1, was carried out for the Government of Mali by the German company, Klöckner INA (“Klöckner”), as part of an aid program financed by the European Development Fund. In addition to the 48,000 samples collected during this first-pass regional program, detailed geochemical sampling near the villages of Sadiola and Dinnguilou confirmed high gold, arsenic and antimony anomalies. In January 1990, when exploration rights for the Sadiola area were granted by the Government of Mali, Klöckner was hired to conduct a large scale gold exploration program at Sadiola which identified the presence of a significant oxide gold deposit.

In 1991, Watts, Griffis and McOuat Limited (geological and mining consultants) was retained by IAMGOLD to review the work of Klöckner, prepare a preliminary economic assessment (“PEA”) of Sadiola and make recommendations for further work. The PEA yielded positive indications and WGM recommended a large exploration drilling program to delineate and confirm the Sadiola mineral resource. During 1991 and 1992, WGM assumed responsibility for the ongoing exploration effort. In December 1992, WGM estimated a probable reserve of 22.3 M t of oxide mineralization, with an average content equivalent to 3.3 g Au/t.

In October 1992, a joint venture agreement with Anglo American Corporation of South Africa Limited was signed for the construction and management of any mine developed at Sadiola. A feasibility study on the Sadiola gold deposit, dated December 1993 and prepared by AAC, was presented to the Government of Mali.

The Sadiola Gold Mine poured its first gold bar on December 20, 1996.

Mining commenced in the FE3 pit in April 2001 and in the FE4 pit in November 2001. Mining at the latest pit (Tambali), south of the main pit, started in July 2013.

Since 1997, previous production per annum has ranged from 168,586 oz (in 2015) to 611,442 oz (in 2000).

iii) Geological Setting, Mineralization and Deposit Types

The Sadiola deposit, previously known as the Sadiola Hill deposit, is located within the Kedougou Kenieba Inlier (KKI), a major Early Proterozoic window of volcano-sedimentary greenstone belts and calc-alkaline granite intrusions that comprise part of the Lower Birimian terranes of the West African Craton. The inlier is positioned at the northeast margin of the Kenema Man Shield and is bound to the west by the Pan-African Mauritanide Hercynian Belt and concealed to the north, east and south by undeformed Neoproterozoic and Paleozoic sedimentary formations of the Taoudeni Basin.

The volcano-sedimentary sequences of the KKI are separated into two lithostratigraphic super groups which correspond reasonably well to the Mali West 1 classification. The Mako (or Saboussire) Super group is in the west and characterized by massive and pillowed tholeiitic basalt, calc-alkaline volcanic rocks and interbedded volcaniclastic sediments. To the east, the younger Dialé Daléma Super group comprises platform type sediments of carbonate, graywacke, sandstone and pelite, intruded by intermediate and felsic calc-alkaline rocks.

The super groups are separated by major, regional crustal scale structures. Regional metamorphism is to greenschist facies with amphibolites facies metamorphism only observed in the contact aureoles around major intrusions.

Gold mineralization in the Sadiola main pit has been mined for 2 km along strike. Mineralization occurs in all four rock types: graywacke, carbonate, diorite and quartz-feldspar porphyry (QFP), usually close to or within the contact of the Sadiola Fracture Zone (SFZ). The bulk of the mineralization is hosted in the footwall adjacent to the SFZ. The mineralization has a strong structural control and is spatially associated with a complex weathering and alteration pattern.

Oxide

The geometry of the extensive, soft, oxide deposit and its supergene enrichment of gold relates almost exclusively to the weathering history of the primary mineralization. Intense tropical weathering has produced deep troughs of white to grey, decarbonated, kaolin-rich saprolite, locally abundant nontronite and relative gold enrichment. Penetration of groundwater has caused oxidation of the primary sulphides and the formation of sulfuric acid, further promoting deeper argillization of the bedrock. The variable permeability of the deposit, controlled by faulting, shearing and porosity, has led to the irregular ‘karst-like’ weathering geometry from 30 m deep in the north to 220 m in the south. Weathering is deepest along the SFZ.

The deeply weathered saprolite was protected from erosion by a capping of hardpan laterite (ferricrete).

Sulphide Mineralization

Drilling of the (unweathered) primary mineralization has allowed detailed investigation of major and minor hydrothermal alteration processes that were active during the formation of the deposit.

Primary gold is extremely fine grained, dominantly less than 15 microns (µm), with rare grains approaching 50 µm and visible gold is rare. Gold mineralization is associated with arsenic and antimony dominated sulphide assemblages of arsenopyrite, pyrrhotite, pyrite, stibnite and gudmuntite as well as potassic, calc-silicate, propylitic iteration and silicification. Much of the mineralization appears related to be related to deformation of the host rock.

Deposit Types

Sadiola has been classified as a “mesothermal – shear hosted” gold deposit which has implications regarding the distribution of mineralization and resource potential. Deposits of this type exhibit good continuity of mineralization both along strike and down dip. Structurally controlled, high grade “pay shoots” typically occur within a lower grade halo in these types of deposit.

Sadiola is a brittle-ductile shear zone-hosted deposit related to the interaction of a north-northeast striking fault array with a single major structural discontinuity, the north-south striking SFZ.

The FE trend hypogene mineralization exploits the intersection of the north-northeast trending shears and the northwest-northeast trending lithological contacts.

Most of the mineralization is hosted within the carbonate strata suggesting a litho-structural control.

Elements of skarn mineralization have been observed at both the FE and Sadiola trends; these could be linked to some deep seated intrusion as suggested by Theron (1997) and Hein (2008).

Supergene processes have upgraded the gold resources in the oxide zone. Along the FE trend the “high grade” oxide mineralization appears to be derived from very low grade sulphide mineralization. At Sadiola there was significant production from alluvial gold, indicating that the opportunities for secondary gold exist. There are areas on the streams draining the Sadiola trend which have been partially exploited by artisanal miners for alluvial gold. The extent of the remaining alluvial gold has not been qualified or quantified.

iv) Exploration

Eight key oxide targets, identified at a targeting workshop in Q4 2013, were the focus of exploration during 2014. During 2015 exploration drilling was undertaken on Sadiola North (FN) and Tabakoto. Scoping studies have been completed at Tambali and Sadiola North from new geological models. Estimates show potential for continued oxide and sulphide exploration, which is ongoing.

v) Drilling

Exploration drilling has been conducted over the entire Sadiola permit area since the early 1990s. Rotary air blast (RAB) holes were drilled over various exploration targets before 2009. These holes were typically shallow (less than 50 m) to test the oxide mineralization just below the laterite interface. Between 2010 and 2013, geological exploration drill sampling was undertaken using reverse circulation (RC) or diamond drilling (DD). Most of the DD was done in and around the mining areas of Sadiola, FE and Tambali pits. No DD has been undertaken since 2013; all exploration drilling since 2013 has been undertaken using RC drilling.

In 2015 a total of 13,110 m of RC drilling was achieved focusing on the area to the north of the Sadiola Main Pit and the Tabakoto satellite deposit. In addition, 4,350 m of RC drilling was undertaken to upgrade the mineral resource on the northern extension of the Sadiola main pit. An additional 3,632 m of RC drilling was undertaken to define the north-northeast to northeast trending shears that occur in the Sadiola north area. These results together with information from pit mapping were used to update the geological model for the area. (SEMOS, 2015c).

At Tabakoto 2,874 m of RC exploration holes were drilled to infill the predominantly inferred mineral resource. An additional 1,626 m of definition drilling was completed on the northern and southern extension of the mineralization trend. The drilling campaign confirmed the deep weathering and mineralization associated with weathered carbonate. A review of the Tabakoto geology model suggests that the mineralization is controlled by steep northwest trending structures above which the laterite mineralization is located. There is a possibility of north-northeast to northeast cross-cutting structures consistent with the regional cleavage observed at the FE3/4 pits. (SEMOS, 2015c).

vi) Sampling, Analysis and Data Verification

The majority of the samples used in the resource evaluation are from exploration and grade control drill chips from RC drilling. Exploration RC rigs are fitted with cyclones providing routine samples on a two metre basis. Sub-samples are split at the rig using a three tier stacked riffle splitter yielding a 2 to 2.5 kilogram sample. Grade control holes are sampled on a two metre basis. The drill rigs are fitted with a rotary cone splitter producing an automatic sub-sample (Sandvik Rotaport sampling systems). RC samples too wet to pass through the riffle splitters are dried in an oven overnight and later split with the three tier riffle system. Drilling is normally stopped when the sample becomes too wet. Wet samples are flagged in the database.

Core from the DD holes are logged and split in half by a diamond saw. One half is bagged and dispatched for density determination and assay while the other half remains for reference in the core tray. Sample intervals are generally on a one metre basis with deviations as appropriate to account for changing geology.

The following laboratories are used for sample analysis:

•

SEMOS - onsite laboratory owned and operated by SEMOS processing all grade control. All exploration and grade control samples collected in 2014 and 2015 were submitted to this laboratory. The laboratory is not accredited. A 30 gram aliquot is routinely used for fire assay.

•	SGS Bamako - independent, accredited laboratory located in Bamako, Mali. During 2015, the laboratory acted as referee lab for the annual check assay as part of the quality control process.

•

SGS Kayes- Non-accredited laboratory to which all samples from pre-2013 (exploration RC chips, diamond core and soil samples) were submitted. SGS Kayes used a 30 gram aliquot for sulphide material and a 50 gram aliquot for oxide material and closed down at the end of 2013.

•	SGS South Africa Booysens—accredited laboratory not used during 2014, but has been routinely used as an umpire laboratory for processing check assays.

The QA/QC measures include the routine insertion of QC materials into the sample stream as well as independent laboratory audits and job observations. QC material comprise standard reference materials (“SRMs”), blanks, field and pulp duplicates and check assays. These programs were run in addition to the normal QC insertions and monitoring undertaken in-house by SEMOS and SGS Bamako. The SRMs are supplied by ROCKLABS Limited for a variety of gold grade ranges.

QC samples are assigned fixed positions within the sampling sequence by geologists. Prior to 2014, SEMOS grade control delivered the QC samples separately to the laboratory. The QC insertion rate has been streamlined and standardized according to AngloGold Ashanti’s recommended levels.

The assay laboratories insert their own QA/QC materials and make the results available to SEMOS through their Laboratory Information Management System (LIMS). The results of the assay laboratory QA/QC are not stored in the Geological Database Management System (GDMS).

QC results are monitored by SEMOS as part of the assay data validation process during the data loading. Sample submissions falling outside of acceptable rejection limits are investigated and resubmitted for re-assay if necessary. The assay results loading and feedback to the laboratory is typically completed within 24 hours after receipt of results. The internal laboratory standard results are also available to users through the LIMS query tool and are utilized when determining the pass/failure of a sample submission.

The pulp QC sample mass was reduced from 150 g to 30 g in 2014. The reason for the reduction was to supply the mass required for fire assaying (30 g); therefore, eliminating the possibility for test runs by the laboratory and reducing processing cost.

Mass loss measurements, where a sample mass is taken before and after crushing and milling, were introduced and implemented in October 2014 by the SEMOS laboratory. The test is undertaken at a rate of one in 20 samples. Mass measurement gives an indication of mass loss in the sample preparation steps and is part of the laboratory internal QA/QC procedure to minimize sample loss, maintain representativeness and avoid introduction of bias. The maximum percentage loss during a processing step is 2%. Mass balance analysis is also being introduced at the sampling phase to determine the sample recovery.

A monthly QA/QC report is produced by Sadiola according to QA/QC guideline Rev 1.05 (AGA, 2014d) in which the QA/QC activities for all labs are reported. An annual report is also published which includes the referee lab results and lab audits.

It is the opinion of the authors of the Sadiola Report that the sampling and analytical methods and security procedures are adequate to allow for representivity in the samples collected and accuracy in the assay grades reported.

Poor precision was observed in the analyses of the field duplicates, pulp duplicates and check assays. This should be taken into account when undertaking mineral resource estimation and classification. The authors of the Sadiola report recommend that the subsampling methods from the drilling rigs to the laboratory be reviewed.

All drilling data are collected, validated, managed and delivered to end users using a CAE Mining, Geographic Data Management System (GDMS). The geological and survey data are verified by the project geologist and signed off. Assays are verified by the Database Manager and the results reported to the project geologist who then signs off on the drillhole data in the database.

vii) Mineral Processing and Metallurgical Testing

The December 2010 Feasibility Study of the Sadiola Deep Sulphide Project was prepared at the request of IAMGOLD and AngloGold Ashanti to extend the mine life of the Sadiola Mine beyond 2018. The Feasibility Study was prepared and compiled by IAMGOLD Project Development in a collaborative effort with resources from AngloGold Ashanti and SEMOS as well as a number of specialist external consultants. As a part of the data generated for the 2010 Feasibility Study a significant amount of testwork was conducted by a number of organizations. Since 2010, the Feasibility Study was updated and optimized, however, no additional testwork was done. This section reviews the nature and extent of the metallurgical testwork conducted.

Ore characterization was an important focus for the project due to the variability observed during the metallurgical testwork. The ore is characterized by degree of weathering, lithology and by localization within the deposit. Calcite marble is the dominant rock type that will be processed by the project.

Metallurgical testwork included the following:

•	The mineralogical and geochemical characterization of 58 ore samples taken from various locations within the deposit and of the various major rock types (calcite marble, greywacke and diorite);

•	A general gold deportment and sulphide liberation study was undertaken to predict gold behaviour during processing for eight composite samples;

•	Organic carbon was found to be less than 0.1% and preg-robbing is not expected to be a problem;

•

Heavy liquid separation reported a mass pull of below 1.7% reporting to the sinks with excellent gold upgrading of between 20% and 50% to the heavy fraction. These results were matched by the gravity tests conducted;

•	A grading analysis reported a higher gold to mass ratio in the coarse material from the southern parts of the ore body;

•	X-ray diffraction analyses showed that the samples were composed of quartz, feldspar, carbonates and mica and contained minor to traces of amphiboles, chlorite, scapolite and molybdenite;

•	The QEMSCAN trace mineral search concluded an average gold grain size between 3 and 7 microns, or a gravity average between 4 and 12 microns.

Comminution testwork included the following tests:

•	Bond Impact Work Index used to determine crushing design parameters. Results indicated 13.4 kWh/t for diorite, 10.7 kWh/t for greywacke, and 12.2 kWh/t for calcite marble;

•

The JKTech drop weight test was used to determine semi-autogenous grinding (“SAG”) mill capability. However, the results from this testwork were not used in design as the results were not comparable with historical testwork and current SMC tests which gave more conservatives results;

•

The SAG mill comminution (SMC) test is a smaller scale test than the JKTech drop weight test. The lithological weighted average value of Axb was 33.4 Bond Rod Mill Work Index was determined to be 14.86 kWh/t;

•	Bond Ball Mill Work Index was determined to be 13.33 kWh/t;

•

Pennsylvania Abrasion test to determine the consumption of steel media. It was determined that the greywacke material will consume a lot more steel media than other rock types, the lithological weight average was a value 0.082.

Leaching and gravity testwork includes the following:

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Gravity testwork to evaluate the recoverable gold and the associated design requirements indicated that a gravity recovery of 24.8% with an 82.1% intensive leach recovery of the gravity concentrate; Leaching tests were conducted on both ROM ore and the gravity tails, resulting in highly variable recovery of gold from different parts of the orebody. Cyanide consumption was estimated to be 0.632 kg/t and lime consumption 0.61 kg/t;

•

For the Optimization Study metallurgical testing was done to assess the recovery from the hard sulphide stockpile. The testwork and plant trial confirmed the 76% recovery established for the Feasibility Study and yielded a higher head grade.

The gold recovery by lithology and by location in the deposit for the hard sulphide ore is estimated to range from 68% to 83% with a weighted average recovery for the hard sulphide estimated at 76%. The recoveries for other rock types are based on actual plant results. The average recovery for soft oxides was set at 94% and 80% for soft sulphides. The recovery assumed for processing existing hard sulphide stockpiles is also set at 76% based on plant trials.

viii) Mineral Resource and Mineral Reserve Estimates

IAMGOLD is required by National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) to disclose its mineral reserves and mineral resources using the subcategories of proven mineral reserves, probable mineral reserves, measured mineral resources, indicated mineral resources and inferred mineral resources. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

The following mineral reserve estimated at December 31, 2015 includes reserves in Satellite pits, Stockpiles and the SSP pit. Please note that IAMGOLD holds an indirect 41% interest in the following mineral reserves due to the joint venture structure of the project.

SSP Reserves	Tonnage (kt)	Gold (oz)	Grade (g/t)
Satellites Pits	—	—	—
Stockpiles	—	—	—
SSP Pit	—	—	—
Total Proven	—	—	—
Satellites Pits[2]	1,503	108,595	2.25
Stockpiles[2]	5,262	331,279	1.96
SSP Pit[1]	63,030	3,916,724	1.93
Total Probable	69,795	4,356,598	1.94
Total Proven & Probable	69,795	4,356,598	1.94

1Mineral reserve was estimated by Louis Pierre Gignac, Vice-President Engineering at G Mining Services inc. He has been involved in mining engineering and financial evaluation for 14 years. He fulfills the requirements as a qualified person for the Purpose of NI 43-101.

2 Mineral reserve was estimated by Andrew Bridges, has a minimum of 5 years relevant experience to the type and style of mineral deposit under consideration and to the activity which is being undertaken to qualify as a Competent Person (or Recognized Mining Professional) as defined in the 2012 Edition of the JORC Code and the 2009 edition of the SAMREC code.

3Satellites pits and stockpile are estimated at $ 1,100/oz and the SSP pit is estimated at $ 1,200/oz.

4 Cut-off-grade for satellites pits is 0.85 g/t Saprolite Oxide and 1.10 g/t Hard Sulphides. For the SSP pit, the cut-off-grade is 0.70 g/t Hard Sulphide.

The December 31, 2015 mineral resource estimates currently reported for the mining operations at Sadiola are summarized as follows. Please note that IAMGOLD holds an indirect 41% interest in the following mineral resources due to the joint venture structure of the project.

Area	Cut-off (Au g/t) Weighted Average	Measured Resource				Indicated Resource				Measured + Indicated Resource
		Tonnes (‘000)	Au (g/t)	Metal (kg)	Metal (koz)	Tonnes (‘000)	Au (g/t)	Metal (kg)	Metal (koz)	Tonnes (‘000)	Au (g/t)	Metal (kg)	Metal (koz)
Sadiola SSP	0.60					100,000	1.9	190,224	6,116	100,000	1.9	190,224	6,116
Area 1	0.70					1,968	2.48	4,889	157	1,968	2.48	4,889	157
Area 2	0.63					2,758	1.57	4,333	139	2,758	1.57	4,333	139
Stockpiles	—	1,462	1.68	2,451		14,155	1.09	15,405	495	15,617	1.14	17,856	574
Total	0.60	1,462	1.68	2,451		118,881	1.81	214,851	6,908	120,342	1.81	217,302	6,986

Source: SEMOS, 2016b

Notes: Mineral resources are quoted inclusive of Ore Reserves. The Measured and Indicated Resources are inclusive of those mineral resources modified to produce the Ore Reserve. The mineral resources are quoted using a gold price of US$1,400. Rounding of figures may result in computational discrepancies. Gram per ton (“g/t”); gold (“Au”); kilogram (“kg”).

Area	Cut-off (Au g/t) weighted average	Inferred Resource
		Tonnes (‘000)	Au (g/t)	Metal (kg)	Metal (koz)
Sadiola SSP	0.60	14,652	1.82	26,725	859
Area 1	0.70	71	2.86	203	7
Area 2	0.72	802	1.76	1,408	45
Stockpiles	—	0	0	0	0
Total	0.61	15,524	1.83	28,336	911

Source: SEMOS, 2016b

Notes: The mineral resources are quoted using a gold price of US$1,400. Rounding of figures may result in computational discrepancies. Due to the uncertainty that may be attached to some inferred mineral resources, it cannot be assumed that all or part of an inferred mineral resource will necessarily be upgraded to an Indicated or Measured Resource after continued exploration.

The authors of the Sadiola report are unaware of any issues that materially affect the mineral resources in a detrimental sense.

ix) Mining Operations

A large push-back to the existing Sadiola Main Pit is needed to mine sulphide ore. The oxide ore production of the main pit have ceased in 2010. The most appropriate mining method for the Sulphides is an open pit truck and shovel (or excavator) method. Given the large tonnage, increased pit size and greater depth of the pit, larger equipment consisting of RH170s (20 m3 shovels) and 150-tonne trucks (CAT 785) are deemed more appropriate than the fleet of RH120s and CAT 777s currently operated by mine contractor.

A past study was undertaken to compare bulk mining and selective mining for the Sadiola Sulphide project. The study concluded that, given the structure of the mineralization of the Sadiola Sulphide ore body, there is no advantage of mining using either the bulk or selective mining methods since the ore body is generally sub vertical. However due to the simplified operation of bulk mining and the additional costs associated with selective mining, it was concluded that bulk mining would deliver cost savings over selective mining methods.

x) Processing and Recovery Operations

The existing processing facility was designed for the processing of soft ore and can only introduce a small percentage of hard ore in the mill feed. Since the beginning of the operation, mining activities have been outsourced with mine engineering and geological services provided by SEMOS. All other activities on site such as processing are performed by SEMOS.

The current tailings facility is designed only for soft ore and will require additional capacity to process hard ore from SSP project. The upgraded processing plant which includes current and new equipment is designed to process 900 tph based on 92% operating time for an annual throughput of 7.2 Million Metric tonnes per annum (“Mtpa”) of hard ore. The design of the processing plant is based on the transition of processing soft ore to hard ore over the life of the mine. During the initial years of the hard sulphide operation, the existing plant will be kept in operation to process remaining oxide ore. When the mine production will reach its full capacity of hard sulphide, the two plants will be combined to process 7.2 Mtpa of hard rock.

A gyratory crusher (450 kW), SAG (2 x 7000 kW)/Ball mill (7000 kW) and CIL circuits will be added to the actual milling capacity as existing ball mills (3 x 2010 kW) to allow to reach a maximum capacity of 7.2 Mtpa.

xi) Infrastructure, Permitting and Compliance Activities

Infrastructure

The Sadiola Gold Mine is situated proximal to 46 officially recognized villages and several hamlets. The main villages are Farabakouta, Neteko, Sadiola and Borokone. A mine village has been established to the northeast and provides housing, a medical clinic, a park and recreation facilities for mine employees and dependents. Other facilities include guest accommodation, a post office, a supermarket, sewage treatment facilities and other amenities.

The Sadiola Mine employs more than 1,000 people, including those employed by outside contractors. The majority of Sadiola personnel are Malian nationals (approximately 93%), with the remainder being expatriates from South Africa (approximately 7%). The majority of the unskilled labor is sourced from the nearby town of Kayes, Sadiola and neighboring villages.

A 55-kilometre pipeline from the Senegal River, the only reliable source of water in the region, was built to provide approximately eight million cubic metres per year of process water. Potable water for both the mine operation and the mine town site and local villages are supplied from the pipeline, as well as local boreholes, and treated prior to distribution. Electrical power is currently provided through Sadiola’s diesel-powered generating sets, which are capable of meeting an average demand of 16.7 megawatts. Approximately 4.73 million liters of diesel fuel per month are required for power generation and mining, under a contract with Total/ELF Petroleum Company. The 7 Mℓ national strategic fuel depot, situated in Kayes, is used as back-up storage in case of major road and/or rail disruptions.

The project will connect the site to the Malian power grid at 225kV using a 93km power line to provide sufficient power to the current as well as additional equipment installed.

Most of existing infrastructure present at Sadiola will be used as part of the expansion project, although some additional infrastructure is required for the expansion.

Environmental, Permitting and Social or Community Factors

A number of key issues need to be addressed for the SSP project to proceed further. The key permitting, environmental, social and community issues are the following:

•

Discussions are required with the Malian authorities to determine whether currently-expired environmental permits can be renewed or extended, or if new permit requests are required. If new permit requests are required, further discussions with the authorities are required to determine if the 2010 Environmental and Social Impact Assessment must be updated to assess the impacts of the changes made between the 2015 SSP and the 2010 SSP (for example changes in location of various project components);

•

Change in the location of the North-East waste rock dump projected in 2010 to the projected North-West location (community pushback should be expected and environmental and social impacts have not been assessed);

•

Currently incomplete environmental and social baseline studies may need to be updated to account for the dynamic nature of the ecosystems and of the community development and mitigation measures in connection therewith may need to be updated;

•

The community consultation process is incomplete and the SSP project may have to be modified to account for concerns of the community and the authorities, which could again delay the SSP permitting and project development process; and

•	There is no environmental and social management plan, as a formal plan has never been submitted and approved by the Malian authorities.

xii) Capital and Operating Costs

The accuracy level targeted by the Technical Report for the capital and operating cost estimate is ± 15%. All costs have been stated in US dollars based on foreign currency quotations and estimates converted using the following long term exchange rates.

Currency	Abbreviation	Exchange Rate Year 1	Exchange Rate Year 2
U.S. Dollar	USD	1	1
CAD Dollar	CAD	0.8	0.8
Great Britain Pound	GBP	1.55	1.55
CFA Franc	XOF	0.001681	0.001754
Euro	EUR	1.1	1.15
South African Rand	ZAR	0.076923	0.076923

The gold prices assumptions for the project are as follows:

Years	Gold Price (USD)
Year 1	1,150
Year 2	1,225
Years 3-4	1,250
Years 5 +	1,275

The delivered fuel price assumption affecting mining costs is summarized as follows:

Years	Fuel Price (USD)
Year 1	0.78
Year 2	0.83
Years 3-4	0.86
Years 5+	0.89

Capital Cost Summary

The 7.2 Mtpa scenario capital expenditures (CAPEX) are estimated at $379 M including a contingency of $24.5 M. The construction capital cost summary is as follows: and excludes past expenditures $141.8 M:

Capital Expenditures	USD
	Fixed Exchange	Variable Exchange
03 – Mining	78,136,000	78,136,000
04 – Transmission Line	37,169,204	37,169,244
05 – Other Infrastructure	12,313,640	12,336,871
06 – Plant	70,943,760	71,619,565
08 – Tailings Facilities	33,175,034	33,570,973
09 – Construction Management	89,189,971	89,203,151
Fuel	1,511,980	1,560,441
Existing Commitments on purchased long-lead items	14,161,000	14,161,000
10 – Owner Costs	2,360,233	2,363,235
998 – Contingency	24,515,184	24,515,184
999 – Management Fees	13,974,681	13,974,681
Grand Total	377,450,687	378,610,345

The investment program is scheduled over a 24 month period. The working capital required for the expansion with an owner mining strategy and considering a production increase at the end of Year 2 is $32 M of additional inventory.

Sustaining capital for the incremental 7.2 Mtpa project is estimated at $257 M and is mainly for initial waste development, equipment replacement, major repairs and rebuilds, tailings storage facility stages and plant stay-in business capital.

The incremental closure cost from the Sulphide project amounts to $20.4 M.

Operating Cost Summary

Operating costs presented in this Section use the fuel and exchange rate from corporate assumptions. Mining costs have been estimated at an average of $2.99/t based on owner mining costs for the Sulphide pit.

Processing costs have been estimated by rock type based on specific reagent, grinding media and power consumption for each. In addition to this fixed costs for maintenance and labor are added. The power cost is based on a grid power cost of 70 XOF/kWh. The average processing cost estimated over the life of mine is $15.28/milled.

General and administrative services are estimated at $31.8 M average (excl. refining cost). Refining cost is estimated to $4.88/oz produced. The G&A costs in the financial model include all administrative, support services at site and refining costs.

The operating costs are estimated to $35.29/t milled or $735/oz produced as follows:

Category	Total Costs (M$)	Avg. Cost ($/t milled)	Avg. Cost ($/oz)
Mining	754	11.47	239
Processing	1,004	15.28	318
G&A	280	4.26	89
Direct Cost	2,037	31.01	646
Royalties	241	3.66	76
Management Fee	40	0.61	13
Total Cost	2,318	35.29	735

Total manpower is estimated at its peak to 1,431 employees with 532 in mining, 463 in processing and 436 in general administration.

xiii) Exploration, Development and Production

Eight key oxide targets, identified at a targeting workshop in Q4 2013, were the focus of exploration during 2014. At the Sadiola mine, during 2015, exploration remained focused on the near mine oxide potential to fast track reserve generation to extend oxide life of mine, with exploration drilling undertaken on Sadiola North (FN) and Tabakoto. There was also a drive to identify and model the sulphide potential for medium to longer term exploitation. Oxide exploration on the Sadiola concession has reached maturity and exploration work consisted of follow-up drilling at various prospective targets and identifying new targets. Scoping studies have been completed at Tambali and Sadiola North from new geological models. Estimates show potential for continued oxide and sulphide exploration, which is ongoing.

The following table indicates production information for the Sadiola mine for the last two years:

SADIOLA MINE	2015	2014
Gold production (oz) (1)	168,586	206,332
Tonnage processed (tonnes)	5,061,765	5,026,930
Head grade (g Au/t)	1.17	1.47

(1) IAMGOLD holds a 41% interest in the Sadiola mine and its attributable production was approximately 69,120 oz in 2015 and approximately 84,596 oz in 2014.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This document uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This document also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this document, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators’ NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimate contained in this document has been prepared in accordance with NI 43-101. The “Qualified Person” responsible for the supervision of the preparation and review of all mineral resource estimates for IAMGOLD is Mark Burnett, MSc, Principal Consultant for Snowden Mining Industry Consultants. Mark is a geologist who has worked in the minerals industry for 24 years with specific involvement in mine production and Mineral Resource estimation, mainly for gold. He has worked as a geological consultant for eight years in a technical and advisory capacity for clients covering development and mine production for a number of different mineral commodities.

The mineral reserve estimates contained in this document have been prepared in accordance with NI 43-101. The “Qualified Person” responsible for the supervision of the preparation and review of all mineral reserve estimates for IAMGOLD is Louis Pierre Gignac, Eng. (OIQ 132995). Louis Pierre is a graduate of the École Polytechnique de Montréal and of the McGill University with a Master in Applied Science in 2002 and a Bachelor Degree in Mining Engineering in 1999. He has practiced his profession continuously since 200 and has over 10 years experience in exploration and consulting. Prior to joining G Mining Services Inc., he worked for Cambior Inc. and IAMGOLD Corporation as a Financial Analyst and Mine Engineer. Louis Pierre’s experience includes providing expertise for the open-pit aspect of various mining Projects and the financial modeling and economic evaluation. Areas of expertise are open-pit and financial modeling

He is considered a “Qualified Person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The technical information contained in this document has been prepared in accordance with NI 43-101. The “Qualified Person” responsible for the supervision of the preparation and review of all technical information for IAMGOLD is Philippe Gaultier, ing., BSc. Mechanical Engineering and MASc Mechanical Engineering, the Director Development Projects for IAMGOLD. Philippe has worked as mechanical engineer for 28 years, mainly in mining and project development. He joined IAMGOLD in 2008 and acquired his knowledge of Sadiola through his work on the Infrastructure and Plant Engineering for an internal feasibility report in 2010, his work to update the documentation and engineering subsequent to that report and his most recent site visit on August 28, 2015.

He is considered a “Qualified Person” for the purposes of NI 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has read and verified the data disclosed, and data underlying the information or opinions contained herein.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this document, including any information as to IAMGOLD’s future financial or operating performance constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this document. For example, forward-looking statements contained in this document include, without limitation, statements with respect to: IAMGOLD’s guidance for production, capital expenditures, operations outlook, the future price of gold, the timing and amount of estimated future production, costs of production, currency fluctuations or requirements for additional capital. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words “will”, “outlook” or “expect” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. IAMGOLD cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from IAMGOLD’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold or certain other commodities; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which IAMGOLD carries on business; operating or technical difficulties in connection with mining or development activities; availability and increasing costs associated with mining inputs and labour; adverse changes in IAMGOLD’s credit rating and the risks involved in the exploration, development and mining business. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by IAMGOLD, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from IAMGOLD’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to IAMGOLD’s latest Annual

Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from IAMGOLD) are hereby incorporated by reference into this document.

IAMGOLD disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.